News Release TSX-V: PDO 12-5 March 28, 2012

PORTAL RESOURCES ANNOUNCES SHAREHOLDER APPROVAL OF SHARE CONSOLIDATION AND SHARE CAPITAL AMENDMENT

Portal Resources Ltd. (TSX Venture Exchange–Symbol: PDO) (the “Company”) is pleased to announce that at the special meeting of the Company’s shareholders held on March 23, 2012, the shareholders approved a proposed five (5) for one (1) consolidation of the Company's issued and outstanding common shares (the "Consolidation") and an amendment to the company's authorized share capital to eliminate the maximum number of shares that the company is authorized to issue so that the Company is authorized to issue an unlimited number of common shares (the "Share Capital Amendment").  The shareholders of the Company who voted at the special meeting voted 98.5% in favour of the Consolidation and the Share Capital Amendment.

The Company will advise as to when the Consolidation will become effective.  When the Consolidation becomes effective, the Company will also change its name to “Galileo Petroleum Ltd.” (the "Name Change").  The Consolidation and Name Change are subject to final approval by the TSX Venture Exchange.

The Company’s strategic focus is to build production through the identification, acquisition and development of land within traditional hydrocarbon producing areas of the Western Canadian Sedimentary Basin utilizing both conventional and unconventional development methods.  The Company has an interest in five projects covering 35 square miles (11.5 net) or 22,400 acres (7,360 net).  The projects cover the spectrum of light, medium and heavy oil as well as shut in natural gas production capacity.

For additional information please refer to the Company’s website at www.portalresources.net.

ON BEHALF OF PORTAL RESOURCES LTD.

“David Hottman”

President & CEO

“Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.”

For further information contact: David Hottman, President & CEO at 403-514-8259 t E-mail: info@portalresources.net

or

Geoffrey Vanderburg, Bryan Mills Iradesso Telephone: 403-503-0144 ext 203 t E-mail: portal@bmir.com